SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For immediate release	8 March, 2004

SkyePharma PLC

FORADIL® CERTIHALER ™ RECEIVES FIRST EUROPEAN APPROVAL

LONDON, UK, 8 March 2004 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) announced today that the Swiss pharmaceutical regulatory authority has approved FORADIL® CERTIHALER™ (formoterol fumarate inhalation powder). FORADIL® CERTIHALER™ was co-developed by SkyePharma PLC and Novartis Pharma AG. CERTIHALER™ is a trademark of Novartis. FORADIL® CERTIHALER™ was submitted for regulatory review in Europe on a country-by-country basis beginning in December 2002. FORADIL® CERTIHALER™ was also submitted for regulatory review in the US in December 2002 and the US Food and Drug Administration issued an "Approvable" letter for the product in October 2003. FORADIL® CERTIHALER™ embodies two proprietary SkyePharma technologies, the SKYEHALER™, a novel breath-actuated multi-dose dry powder inhaler (MDDPI) device, and SKYEPROTECT™, a powder formulation that protects the drug from atmospheric moisture to ensure product stability and dose-to-dose reproducibility.

Michael Ashton, SkyePharma's Chief Executive Officer, commented: "The first European approval for FORADIL® CERTIHALER™ is an important milestone in the validation of our pulmonary delivery technologies - already recognised by other unrelated collaborations in the pulmonary area with major pharmaceutical companies such as Novartis and GlaxoSmithKline. We hope to see additional approvals of FORADIL® CERTIHALER™ in Europe and the US following later this year."

Formoterol, the active ingredient in FORADIL® CERTIHALER™, is a long-acting beta-agonist bronchodilator that combines a rapid onset of action (within 1-3 minutes) with a long-lasting bronchodilation of 12 hours. This feature offers important benefits for all patients who suffer from obstructive lung diseases. Formoterol is licensed by Novartis Pharma AG from Yamanouchi Pharmaceuticals. The breath-actuated CERTIHALER™ dry-powder inhaler contains 60 doses, giving patients the convenience of 30 days of therapy in a single inhaler. This evolution of the FORADIL® line was developed to provide a valuable and convenient option for asthma patients who require maintenance therapy with a long-acting bronchodilator.

A major independent study published in October last year in the European Respiratory Journal1 showed that formoterol (delivered by an alternative device) was superior to the widely-used short-acting bronchodilator salbutamol in relief of asthma symptoms in real-life conditions.

The Swiss approval of FORADIL® CERTIHALER™ will trigger an undisclosed milestone payment by Novartis to SkyePharma, which will also earn a royalty on all future FORADIL® CERTIHALER™ sales. SkyePharma will also manufacture and supply FORADIL® CERTIHALER™.

SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now ten approved products incorporating four of SkyePharma's five delivery technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com.

1 "Formoterol as relief medication in asthma: a worldwide safety and effectiveness trial", Pauwels et al., European Respiratory Journal 2003; 22: 787-794

For further information please contact:

SkyePharma PLC                                                                            +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                   +44 207 491 5124
Sandra Haughton, US Investor Relations                                     +1 212 753 5780

Buchanan Communications                                                            +44 207 466 5000
Tim Anderson / Mark Court

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, market a pharmaceutical product on a large scale and integrate and manage an internal sales and marketing organization and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   March 8, 2004